 EX. 99.28(d)(16)(xiii)

Amendment to

Investment Sub-Advisory Agreement among

Jackson National Asset Management, LLC,

Mellon Investments Corporation

(originally, Mellon Capital Management Corporation),

and Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), Mellon Investments Corporation (originally, Mellon Capital Management Corporation), a corporation organized under the laws of Delaware and registered investment adviser (the “Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (the “Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust (the “Parties”) entered into an Investment Sub-Advisory Agreement, effective as of the 27th day of April, 2015, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (each a “Fund,” and collectively, the “Funds”) of the Trust, as listed on Schedule A of the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved fee changes for the Funds listed below, effective April 29, 2019:

1)	JNL iShares Tactical Moderate Fund; and

2)	JNL iShares Tactical Moderate Growth Fund; and

3)	JNL iShares Tactical Growth Fund.

Whereas, the Parties have agreed to amend Schedule B, of the Agreement, effective April 29, 2019, to reflect the fee changes for the funds outlined above.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule B to the Agreement is hereby deleted and replaced, in its entirety, with Schedule B dated April 29, 2019, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect, in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective April 29, 2019.

Jackson National Asset Management, LLC		Mellon Investments Corporation (originally, Mellon Capital Management Corporation)

By:	/s/ Mark D. Nerud	By:	/s/ Rose Huening-Clark
Name:	Mark D. Nerud	Name:	Rose Huening-Clark
Title:	President and CEO	Title:	Managing Director

Jackson Variable Series Trust

By:	/s/ Kristen K. Leeman
Name:	Kristen K. Leeman
Title:	Assistant Secretary

Schedule B

Dated April 29, 2019

(Compensation)

Fund	Assets	Annual Rate (Based on Average Net Assets of each Fund)
JNL iShares Tactical Moderate Fund	$0 to $500 million $500 million to $2 billion Over $2 billion	0.030% 0.015% 0.010%
JNL iShares Tactical Moderate Growth Fund	$0 to $500 million $500 million to $2 billion Over $2 billion	0.030% 0.015% 0.010%
JNL iShares Tactical Growth Fund	$0 to $500 million $500 million to $2 billion Over $2 billion	0.030% 0.015% 0.010%

B-1